Exhibit 99.20

CERTIFICATE

Pursuant to subsection 2.20(c) of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), and in connection with an annual meeting of shareholders of Bitfarms Ltd. (the “Bitfarms”) to be held on June 29, 2020 (the “Meeting”), the undersigned, in his capacity as Chief Financial Officer of the Company, and not in his personal capacity, hereby certifies that the Company:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with sections 2.9 and 2.12 of NI 54-101;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon section 2.20 of NI 54-101 to abridge the time period prescribed in section 2.2(1) of NI 54-101.

Dated as of this 29th day of April 2020.

“John Rim”
Name: John Rim
Title: Chief Financial Officer